SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65
Company Registry (NIRE): 35.300.177.240

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING
HELD ON OCTOBER 2, 2008

DATE, TIME
AND PLACE:	On October 2, 2008, at 11:00 am, at the Company’s headquarters located at Rua Verbo Divino n° 1356 – 1° andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE:	Shareholders representing over 99% (ninety-nine percent) of the Company’s voting capital, as per signatures in the Shareholders’ Attendance Book.

PRESIDING
BOARD:	JOSÉ ANTONIO GUARALDI FÉLIX – Chairman, and ANDRÉ MÜLLER BORGES – Secretary.

CALL NOTICE:	Call notice was published in the Valor Econômico newspaper on September 17, 18 and 19, 2008, and in the Official Gazette of the State of São Paulo on September 17, 18 and 19, 2008.

AGENDA:	(1) To acknowledge the resignation of Fiscal Council member, Mr. Antônio José Alves Junior; and 2) To elect his replacement till the conclusion of the Fiscal Council’s current term of office.

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.
HELD ON OCTOBER 2, 2008.

RESOLUTIONS:

1. The resignation of the Fiscal Council member Mr. Antônio José Alves Junior was acknowledged and formalized, conveying appreciation for the important service to the Company during his term.

2. Mr. FERNANDO CARLOS CEYLÃO FILHO, Brazilian citizen, married, lawyer, Brazilian Bar Association (OAB-RJ) register no. 22.908, Individual Taxpayer’s Register (CPF) 182968157- 53, resident and domiciled in the city and state of Rio de Janeiro at Rua Constante Ramos no 22, apartamento 501, CEP 22051-010, was elected, by the majority, to the permanent Fiscal Council, to hold office till the Annual Shareholders’ Meeting of 2009, pursuant to article 161, paragraph 4, item a, of Law 6404/76, in separate voting, by majority of votes of the attending preferred shareholders, including Embratel Participações S.A. and Empresa Brasileira de Telecomunicações S.A. – EMBRATEL, and without the participation of the controlling shareholders GB Empreendimentos e Participações S.A., Globo Comunicação e Participações S.A. and Distel Holding S.A. with the abstention of the Funds: MORGAN STANLEY INVESTIMENT MANAGEMENT EMERGING MARKETS TRUST; BELL ATLANTIC MASTER TRUST; MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; EQ ADVISORS TRUST; JAPAN TRUSTEE SERVICES BANK,LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO.,LTD AS TRUSTEE FOR MORGAN STANLEY LATIN AMERICA EQUITY FUND (FOR QUALIFIED INSTITUTIONAL INVESTORS ONLY); JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO., LTD AS TRUSTEE FOR MORGAN STANLEY GLOBAL EMERGING MARKETS EQUITY MOTHER FUND; MORGAN STANLEY EMERGING MARKETS FUND, INC; THE UNIVERSAL INSTITUTIONAL FUNDS, INC., EMERGING MARKETS EQUITY PORTFOLIO; THE LATIN AMERICAN DISCOVERY FUND INC; MORGAN STANLEY INSTITUTIONAL FUND, INC., EMERGING MARKETS PORTFOLIO.

CLOSURE:
The meeting was adjourned for the time necessary to draw up these minutes in the Company’s records. The session was then reopened and the minutes were read, approved and signed by all present. São Paulo, October 2, 2008.

José Antonio Guaraldi Félix
Chairman

André Müller Borges
Secretary
Shareholders:

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.
HELD ON OCTOBER 2, 2008.

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
Through its attorney-in-fact Patrícia Marina Martins Rodrigues

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
Through its attorney-in-fact Patrícia Marina Martins Rodrigues

DISTEL HOLDING S.A.
Through its attorney-in-fact Patrícia Marina Martins Rodrigues

EMBRATEL PARTICIPAÇÕES S.A.
Through its attorney-in-fact Simone Paulino de Barros

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. EMBRATEL.
Through its attorney-in-fact Simone Paulino de Barros

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.
HELD ON OCTOBER 2, 2008.

THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC 400035147; SEI INSTUTIONAL INVESTMENTS TRUST WORLD EQUITY EX-US FUND; CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND FOR TAX-EXEMPT TRUSTS; SEI INSTITUCIONAL INTERNATIONAL TRIST - EMERGING MARKETS EQUITY FUND; FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND; PIONEER EMERGING MARKETS VCT PORTFOLIO; PIONNER EMERGING MARKETS FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE BRAZIL VALUE AND GROWTH FUND; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CIBC EMERGING MARKETS INDEX FUND; CIBC EMERGING MARKETS INDEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; OHIO SCHOOL EMPLOYEES RETIREMENT SYSTEM; THE TEXAS EDUCATION AGENCY; FIDELITY LATIN AMERICA FUND; UNIVERSITY OF PITTSBURGH; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE STREET EMERGING MARKETS; MORGAN STANLEY INVESTIMENT MANAGEMENT EMERGING MARKETS TRUST; GE GLOBAL EQUITY FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; GENERAL ELECTRIC PENSION TRUST; BRAZIL MSCI EMERGING MARKETS INDEX COMMON TRUST FUND; ACTIVE EMERGING MARKETS COMMON TRUST FUND; FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND; EATON VANCE TAX - MANAGED EMERGING MARKETS FUND; IBM SAVINGS PLAN; JOHN HANCOCK TRUST UTILITIES TRUST; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; THE MONETARY AUTHORITY OF SINGAPORE; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; TEACHER RETMNT SYSTEM OF TEXAS;   JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; ARMY AND AIR FORCE EXCHANGE SERVICE; THE RETIREMENT ANNUITY PLAN FOR EMPLOYEES OF THE ARMY AND AIR FORCE EXCHANGE SERVICE TRUST; TRUST FOR RETIREE MEDICAL, DENTAL AND LIFE INSURANCE PLAN OF THE ARMY AND AIR FORCE EXCHANGE SERVICE; JOHN HANCOCK FUNDS II: INTERNATIONAL EQUITY INDEX FUND; GE INVESTMENTS FUNDS, INC.; GE INSTITUTIONAL FUNDS; GE FUNDS; ARTISAN EMERGING MARKETS FUND; EATON VANCE STRUCTURED EMERGING MARKETS FUND; GE ASSET MANAGEMENT TRUST; MFS VARIABLE INSURANCE TRUST - MFS UTILITIES SERIES; MFS VARIABLE INSURANCE TRUST II - MFS UTILITIES PORTFOLIO; SPDR S&P EMERGING LATIN AMERICA ETF; GE ASSET MANAGEMENT CANADA FUND - GLOBAL EQUITY SECTION; BLACKROCK STRATEGIC FUNDS - BLACKROCK LATIN AMERICAN OPPORTUNITIES FUND; GE ASSET MANAGEMENT CANADA FUND - EMERGING MARKETS EQUITY SECTION; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; GEUT EMERGING EQUITY PASSIVE 1; ELFUN DIVERSIFIED FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; MANAGERS EMERGING MARKETS EQUITY FUND; ING MFS UTILITIES PORTFOLIO; BLACKROCK GLOBAL FUNDS; EMERGING MARKETS EQUITY MANAGERS: PORTFOLIO 1 OFFSHORE MASTER L.P.; THE DFA INVESTMENT TRUST COMPANY ON BEHALF OF ITS SERIES THE EMERGING MARKETS SMALL CAP SERIES; THE ROYAL BANK OF SCOTLAND PLC AS DEPOSITARY OF FIRST STATE GLOBAL EMERGING MARKETS; MERRILL LYNCH LATIN AMERICAN INVESTMENT TRUST PLC; THE ROYAL BANK OF SCOTLAND PLC AS D OF FIRST STATE GLOBAL E.M.L.FUND A SUB FD OF FIRST STATE INV. IC; EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC; PACIFIC LIFE FUNDS - PL EMERGING MARKETS FUND; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; EMERGING MARKETS SOCIAL CORE PORTFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC.; THE STATE OF NEW JERSEY COMMON PENSION FUND D; KENTUCKY WORKERS COMPENSATION FUNDING COMMISSION; COLLEGE RETIREMENT EQUITIES FUND; THE HONEYWELL INTERNATIONAL INC. MASTER RETIREMENT TRUST; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND – LENDING; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; ISHARES MSCI BRAZIL (FREE) INDEX FUND; BARCLAYS GLOBAL INVESTORS, N.A.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD.; FIDELITY FUNDS - LATIN AMERICA FUND; GMO MEAN REVERSION FUND(ONSHORE), A SERIES OF GMO MASTER PORTFOLIOS(ONSHORE), L.P.; BELL ATLANTIC MASTER TRUST

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.
HELD ON OCTOBER 2, 2008.

Administrated by Citibank, N.A by their attorney-in-fact Paulo Roberto Bellentani Brandão

MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; EQ ADVISORS TRUST; JAPAN TRUSTEE SERVICES BANK,LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO.,LTD AS TRUSTEE FOR MORGAN STANLEY LATIN AMERICA EQUITY FUND (FOR QUALIFIED INSTITUTIONAL INVESTORS ONLY); JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO., LTD AS TRUSTEE FOR MORGAN STANLEY GLOBAL EMERGING MARKETS EQUITY MOTHER FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; RETAIL EMPLOYEES SUPERANNUATION PTY LIMITED; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; MFS UTILITIES FUND; NORGES BANK; VANGUARD INVESTIMENT SERIES, PLC; CAPITAL INTERNATIONAL EMERGING MARKETS FUND; EMERGING MARKETS GROWTH FUND INC; CAPITAL GUARDIAN ALL COUNTRY WORLD (EX-US) EQUITY FUND FOR TAX-EXEMPT TRUST;   CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS;   MORGAN STANLEY EMERGING MARKETS FUND, INC; THE UNIVERSAL INSTITUTIONAL FUNDS, INC., EMERGING MARKETS EQUITY PORTFOLIO; THE LATIN AMERICAN DISCOVERY FUND INC; MORGAN STANLEY INSTITUTIONAL FUND, INC., EMERGING MARKETS PORTFOLIO; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS
Administrated by HSBC CORRETORA DE TÍTULOS E VALORES MOBILÁRIOS S.A represented by its attorney-in-fact Paulo Roberto Bellentani Brandão

FUNDO DE INVESTIMENTO VOTORANTIM EM AÇÕES
Administrated by Votorantim Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. represented by its attorney-in-fact Paulo Roberto Bellentani Brandão

PIONEER FUNDS
Administrated by Santander S.A represented by its attorney-in-fact Saulo dos Santos Clemente

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Octuber 02, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.